United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

      |X| ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

                 For the fiscal year ended December 31, 2006 or

      |_| TRANSACTION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

                 For the transaction period from _____ to _____

                        Commission File Number 001-13695

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           Community Bank System, Inc.
                      401(k) Employee Stock Ownership Plan
                             5790 Widewaters Parkway
                             DeWitt, New York 13214

B. Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office.

                           Community Bank System, Inc.
                             5790 Widewaters Parkway
                             DeWitt, New York 13214

                              REQUIRED INFORMATION

1.    Not applicable

2.    Not applicable

3.    Not applicable

4. The Community Bank System, Inc. 401(k) Employee Stock Ownership Plan (the "Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto as Appendix I is a copy of the most recent financial statements of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

(23)  Consent of Dannible & McKee, LLP.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        Community Bank System, Inc.
                                        401(k) Employee Stock Ownership Plan

                                        Community Bank, N. A., Trustee

Dated: June 28, 2007
                                        /s/ Scott Kingsley
                                        -----------------------------
                                        Scott Kingsley
                                        Executive Vice President and Chief
                                        Financial Officer

                                   Appendix I

                           COMMUNITY BANK SYSTEM, INC.
                      401(K) EMPLOYEE STOCK OWNERSHIP PLAN
                              FINANCIAL STATEMENTS
                                       AND
                              SUPPLEMENTAL SCHEDULE
                                      * * *
                           DECEMBER 31, 2006 AND 2005

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Index
December 31, 2006 and 2005
--------------------------------------------------------------------------------

                                                                                     Page(s)
Report of Independent Registered Public Accounting Firm .............................      1

Financial Statements:

   Statements of Net Assets Available for Benefits ..................................      2

   Statements of Changes in Net Assets Available for Benefits, ......................      3

   Notes to Financial Statements ....................................................    4-8

Supplemental Schedule:

   Schedule of Assets (Held at End of Year) (Schedule H, Part IV, Item (i)) .........      9

Note: All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

             Report of Independent Registered Public Accounting Firm

                                                                   June 26, 2007

To the Participants and Administrators of Community Bank
 System, Inc. 401(k) Employee Stock Ownership Plan

      We have audited the accompanying statements of net assets available for benefits of Community Bank System, Inc. 401(k) Employee Stock Ownership Plan ("the Plan") as of December 31, 2006 and 2005 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles (United States).

      Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                       /s/ Dannible & McKee, LLP

                                                           Dannible & McKee, LLP
                                                              Syracuse, New York

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005
--------------------------------------------------------------------------------

                                                                     2006           2005
                                                                     ----           ----
Assets
Investments, at fair value (Notes B and C):
   Mutual funds                                                  $ 29,648,801   $ 25,795,311
   Community Bank System, Inc. common stock                        17,216,217     16,199,821
   Collective trust fund                                           14,222,419     12,065,124
   Participant loans                                                1,927,513      1,751,673
   Self-directed brokerage                                            620,068        294,358
   Money market fund                                                  360,048        288,273
                                                                 ------------   ------------
        Total investments                                          63,995,066     56,394,560

Contributions receivable - employer                                   672,285        761,438
                                                                 ------------   ------------

        Net assets available for benefits at fair value            64,667,351     57,155,998

        Adjustment from fair value to contract value for fully
         benefit-responsive investments                               374,339         30,768

                                                                 ------------   ------------
        Net assets available for benefits                        $ 65,041,690   $ 57,186,766
                                                                 ============   ============

    The accompanying notes are an integral part of the financial statements.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2006 and 2005
--------------------------------------------------------------------------------

                                                                               2006           2005
                                                                               ----           ----
Additions
Employee contributions                                                     $  3,735,218   $  3,849,739
Employer contributions                                                        1,726,158      1,777,691
Interest income                                                                 154,210         87,924
Dividend income                                                               2,718,538      2,060,356
Net appreciation (depreciation) in the fair value of investments              2,298,048     (3,813,500)
Transfer from merged plan (Note F)                                            5,172,272             --
                                                                           ------------   ------------
   Total additions                                                           15,804,444      3,962,210
                                                                           ------------   ------------

Deductions
Benefit payments                                                              7,860,236      5,035,353
Administrative fees                                                              89,284         72,718
                                                                           ------------   ------------
   Total deductions                                                           7,949,520      5,108,071
                                                                           ------------   ------------

      Net increase (decrease) in net assets available for benefits            7,854,924     (1,145,861)

                                     Net assets available for benefits
Beginning of Year                                                            57,186,766     58,332,627
                                                                           ------------   ------------

End of Year                                                                $ 65,041,690   $ 57,186,766
                                                                           ============   ============

    The accompanying notes are an integral part of the financial statements.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2006 and 2005
--------------------------------------------------------------------------------

A.    Description of the Plan

      The following description of the Community Bank System, Inc. 401(k) Employee Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      General

      The Plan is a defined contribution plan covering substantially all employees of Community Bank System, Inc. (the "Company") who are age 18 or older. Employees must have one year of service to be eligible for the Company's contribution. The Plan also qualifies as an employee stock ownership plan under the meaning of Section 4975(e)(7) of the Internal Revenue Code. The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 (ERISA).

      Contributions

      Participants may make voluntary contributions of up to 90% of their total compensation on a pre-tax or after-tax basis up to a maximum contribution of $15,000 for 2006. Voluntary cash contributions of up to 6% of total eligible compensation are matched 50% by the Company and such match was $1,043,113 and $1,016,253 in 2006 and 2005, respectively. The amount of the Company's annual discretionary profit sharing contribution is determined by the Board of Directors, within certain maximum limitations. These discretionary profit sharing contributions to the Plan are allocated to individual participant accounts. Such discretionary profit sharing contributions were $683,045 and $761,438 in 2006 and 2005, respectively.

      Participant Accounts

      Each participant's account is credited with the participant's contribution and allocations of the Company's contribution as well as Plan earnings and charged with an allocation of administrative expenses. Allocation of Plan earnings and administrative expenses are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited accounts are allocated annually to eligible participant accounts based on the ratio of each eligible participant's compensation to total eligible participant compensation. Forfeited accounts allocated to eligible participants amounted to $2,896 and $27,626 for 2006 and 2005, respectively.

      Vesting

      Participants are immediately vested in their contributions and the Company's discretionary profit sharing contributions. Vesting in the Company's matching contribution portion plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after three years of service.

      Participant Loans

      Participants may borrow from the Plan a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loans are collateralized by the balance in the participant's account.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2006 and 2005
--------------------------------------------------------------------------------

      Payment of Benefits

      Normal retirement date for participants under the Plan is the later of age 65 or the completion of 5 years of service. Upon termination of service due to death, disability or retirement, the participant will receive either a lump sum amount or installment payments equal to the value of the participant's vested interest in his or her account. If some or all of a participant's account balance is allocated to the employee stock option feature of the Plan, that portion of the Plan benefit may be paid in the form of Company stock. Upon termination of employment, if the account balance is less than $5,000, the participant will receive a single lump sum amount equal to the value of his or her account, otherwise, the participant may elect to defer payment up to age 65. Hardship withdrawals of up to 100% of employee contributions are available if Internal Revenue Service guidelines are met.

      Plan Termination

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan terminates, the net assets of the Plan are to be set aside for participating employees based upon balances then credited to individual accounts. Participants shall be vested 100% in the assets so allocated to their accounts.

B.    Significant Accounting Policies

      Basis of Accounting

      The accompanying financial statements are prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

      Valuation of Investments

      Investments are stated at aggregate fair value, except for the SEI Stable Asset GIC Fund, which is stated at contract value. Securities that are traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loan receivable balances are reported at cost, which approximates fair value.

      The Plan presents in the Statement of Changes in Net Assets the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses as well as unrealized appreciation (depreciation) on those investments.

      Purchases and sales of securities are recorded on the trade date. Gains or losses on sales of securities are based on average cost. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      The SEI Stable Asset GIC Fund is stated according to the Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans ("FSP"), which states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2006 and 2005
--------------------------------------------------------------------------------

      investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the accompanying Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The presentation of the 2005 Statement of Net Assets Available for Benefits has been reclassified to comply with the requirements of the FSP. The accompanying Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. If an event occurs that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. For the year ended December 31, 2006 the average yield utilized was 5.71% and the crediting interest rate to the fund was 4.95%.

      Payment of Benefits

      Benefits are recorded when paid.

      Administrative Expenses

      Certain administrative expenses are paid by the Company. These amounted to approximately $260,000 and $280,000, including approximately $216,000 and $208,000 paid to Benefit Plans Administrative Services, Inc. ("BPA"), in 2006 and 2005, respectively. (See Note D).

      Inactive Accounts

      Account balances of individuals who have withdrawn from participation in the Plan had an accumulated basis of approximately $12,473,617 and $10,553,610 at December 31, 2006 and 2005, respectively.

      Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Risks and Uncertainties

      The plan provides for various investment options in mutual funds and Company stock. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2006 and 2005
--------------------------------------------------------------------------------

C.    Investments

      Investments are held within various common funds maintained by the Community Bank, N.A. Trust Department. Participants, at their discretion, may allocate contributions and account balances between various investment options offered by the Plan. A brief description of these investment options, as provided by the plan administrator, follows:

      Community Bank System, Inc. Employee Stock Ownership Fund - these Funds invest in the common stock of the Plan sponsor, which is traded on the New York Stock Exchange under the symbol "CBU".

      SEI Stable Asset GIC Fund - a collective trust fund that holds primarily a diversified portfolio of stable value contracts issued by insurance companies and banks. Investments in the SEI Stable Asset GIC Fund are not marketable securities and are reported at contract value.

      American Funds Washington Mutual Investors Fund Class A - a mutual fund that invests in common stocks and securities convertible into such common stocks.

      Federated Total Return Bond Fund - a mutual fund seeking to provide total return by investing primarily in a diversified portfolio of investment grade fixed income securities.

      Managers Special Equity Fund - a mutual fund that invests in equity securities of small- and medium-sized U.S. companies.

      American Funds EuroPacific Growth Fund Class A - a mutual fund that invests in stocks of issuers located in Europe and the Pacific Basin.

      Dreyfus S&P 500 Index Fund - a mutual fund that invests in equities and seeks to match the performance of the S&P 500 Composite Stock Price Index.

      Federated Mid-Cap Index Fund - a mutual fund primarily that invests in stocks of U.S. companies.

      T. Rowe Price Blue Chip Growth Fund - a mutual fund primarily that invests in stocks of U.S. companies.

      TD Waterhouse IDA Account - participants select the individual investment securities, including equity securities, mutual funds and bonds.

      The fair value of individual investments which represent 5% or more of net assets available for benefits ($3,252,084 for 2006 and $2,859,338 for 2005) at either December 31, 2006 or 2005 are as follows:

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2006 and 2005
--------------------------------------------------------------------------------

                                                                         2006            2005
                                                                         ----            ----
      Community Bank System, Inc. common stock                       $ 17,216,217    $ 16,199,821
      SEI Stable Asset GIC Fund                                        14,222,419      12,065,124
      American Funds Washington Mutual Investors Fund Class A           8,438,585       8,024,306
      American Funds EuroPacific Growth Fund Class A                    4,633,176       3,638,884
      Manager Special Equity Fund                                       3,803,606       3,430,912
      Federated Total Return Bond Fund                                  3,685,093       3,204,861
      T. Rowe Price Blue Chip Growth Fund                               3,525,900       3,055,382

      The Plan's investments appreciated (depreciated) in value as follows:

                                                                         2006            2005
                                                                         ----            ----
      Community Bank System, Inc. common stock                       $    392,660    $ (4,335,817)
      Mutual funds                                                      1,905,388         522,317
          Total net appreciation (depreciation) in fair value of
           investments
                                                                     ------------    ------------
                                                                     $  2,298,048    $ (3,813,500)
                                                                     ============    ============

D.    Transactions with Parties-in-Interest

      The assets of the Plan are administered by BPA, a subsidiary of Community Bank System, Inc. The Company paid BPA approximately $216,000 and $208,000 for record keeping, trustee and other services in 2006 and 2005, respectively.

      The Plan held 748,531 and 718,396 shares of the Plan sponsor's common stock at December 31, 2006 and 2005, respectively. The cost of these shares at December 31, 2006 and 2005 is $10,790,133 and $9,696,141,
      respectively, and their fair value at December 31, 2006 and 2005 is $17,216,217 and $16,199,821, respectively.

      Dividends received on the investment in Community Bank System, Inc. common stock amounted to $554,819 and $577,893 for the years ended December 31, 2006 and 2005, respectively. The Plan sold 198,641 and 212,964 shares of Community Bank System, Inc. common stock during 2006 and 2005, respectively, and purchased 235,325 and 191,567 shares of Community Bank System, Inc. common stock during 2006 and 2005, respectively.

E.    Income Tax Status

      The Plan obtained its most recent determination letter in July 2003, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with Section 401(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter, however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

F.    Plan Merger

      On August 11, 2006, the Company acquired ES&L Bancorp, the parent company of Elmira Savings and Loan and merged the Elmira Savings and Loan ESOP Plan into the Plan. Accordingly, total plan assets of $5,172,272 were transferred to the Plan.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Schedule of Assets (Held at End of Year)
(Schedule H, Part IV, Item (i))
December 31, 2005
--------------------------------------------------------------------------------

(a)     (b) Identify of issue, borrower, lessor or      (c) Description of investment including      (e) Current
                       similar party                         maturity date, rate of interest,            value
                                                            collateral, par or maturity value
      Mutual Funds

      American Funds Washington Mutual Investors Fund
      Class A                                                 Mutual fund - 242,071 shares            $ 8,438,585
      American Funds EuroPacific Growth Fund Class A          Mutual fund - 99,510 shares               4,633,176
      Managers Special Equity Fund                            Mutual fund - 45,849 shares               3,803,606
      Federated Total Return Bond Fund                        Mutual fund - 349,629 shares              3,685,093
      T. Rowe Price Blue Chip Growth Fund                     Mutual fund - 98,682 shares               3,525,900
      Dreyfus S&P 500 Index Fund                              Mutual fund - 72,430 shares               2,897,196
      Federated Mid-Cap Index Fund                            Mutual fund - 116,183 shares              2,665,245
                                                                                                      -----------
                                                                                                       29,648,801

      Common stock of plan sponsor
  *   Community Bank System, Inc.                             Common stock - 748,531 shares            17,216,217

      Collective Trust Fund
                                                              Collective trust fund - 14,596,758
 **   SEI Stable Asset GIC Fund                               shares                                   14,596,758

      Loan Fund
      Participant loans                                       Loan, 5.0% - 10.5%                        1,927,513

      Self Directed brokerage
      TD Waterhouse IDA Account                               Self-directed brokerage                     620,068

      Money Market Fund
      ReservePlus Money Market                                Money market fund  - 360,048 shares         360,048
                                                                                                      -----------
           Total investments                                                                          $64,369,405
                                                                                                      ===========

*   - Denotes party-in-interest

** - Investment stated at Contract Value. The fair value of the investment was $14,222,419.